UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Incenter Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Harrison 646-810-8576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Harrison _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Incenter Securities Group LLC _____ , as

of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title



FREDERICK E. CAMMERZELL III
NOTARY PUBLIC STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 23, 2023

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Incenter Securities Group LLC

Financial Statements

As of December 31, 2020 and 2019



Incenter Securities Group LLC



Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Incenter Securities Group LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Incenter Securities Group LLC (the "Broker-Dealer") as of December 31, 2020 and 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2017.

February 19, 2021



Incenter Securities Group LLC

Financial Statements



Incenter Securities Group LLC
Statements of Financial Condition
(Dollars in thousands)

INCENTER

`

	December 31, 2020	December 31, 2019
Assets		
Cash and cash equivalents	**$ 7,023**	$ 6,737
Receivable from clearing organization	**2,043**	1,018
Fixed assets and leasehold improvements, net	**1**	2
Right-of-use asset, net	**119**	176
Prepaid expenses and deposits	**76**	38
Total assets	**$ 9,262**	$ 7,971
Liabilities and member's equity		
Accounts payable, accrued expenses and other liabilities	**$ 1,025**	$ 674
Due to affiliate	**95**	108
Lease liability	**238**	339
Total liabilities	**1,358**	1,121
Member's equity	**7,904**	6,850
Total liabilities and member's equity	**$ 9,262**	$ 7,971

See accompanying notes to financial statements.



Incenter Securities Group LLC

Notes to Financial Statements

1.   Organization and Description of Business

Commencing operations on February 17, 2017, Incenter Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Incenter LLC ("Incenter" or "Parent"). Incenter is a Delaware Limited Liability Company that is a wholly-owned subsidiary of UFG Holdings LLC ("UFG"). UFG is a Delaware Limited Liability Company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing organization, which is also a registered broker-dealer.

Recent Developments

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

COVID-19 has adversely impacted global financial markets. The pandemic and related government responses are creating disruption in global supply chains and adversely impacting virtually all industries. Although the Company cannot estimate the length or gravity that the impact of the COVID-19 outbreak will have on the residential mortgage and commercial lending industries at this time, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations and financial position in 2021 and beyond. Management is actively monitoring the global situation and its effect on the Company's financial condition, liquidity, operations, suppliers, industry, and workforce.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. We continue to examine the impact that the CARES Act may have on our business.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a fixed income securities broker-dealer, which comprises several classes of services, including principal transactions, transaction underwriting, and agency transactions. The Company's current business model focuses on transaction underwriting, and thus, some disclosures may not apply for current year's results.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions, and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such cash balances and investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Deposit amounts at each institution are insured by the FDIC up to certain limits. At December 31, 2020 and 2019, the Company had approximately $7,023 thousand and $6,737 thousand, respectively, on deposit with Texas Capital Bank, N.A. of which $6,773 thousand and $6,487 thousand, respectively, was in excess of FDIC insured limits.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* ("ASC 820"). Unrealized gains or losses on these securities and derivative positions are recognized currently in the Statements of Operations as gain (loss) on principal transactions. There were no securities owned as of December 31, 2020 or 2019.

Fixed Assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to five years. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Securities Purchased Under Agreements to Resell

The Company purchases securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, the Company sells securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at fair value. To mitigate credit exposure, the Company receives collateral with a fair value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. There were no securities purchased under agreements to resell as of December 31, 2020 or 2019.

Receivable from Clearing Organization

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully disclosed basis. Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions along with contractual deposits, are recorded in receivables from clearing organization on the Company's Statements of Financial Condition.

Securities Sold Under Agreements to Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Securities sold under agreement to repurchase are recorded at face amount, less any discount or plus any premium. In accordance with FASB ASC 860-10-40, repurchase to maturity transactions should be accounted for as secured borrowings.

The collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted. There were no securities sold under agreements to repurchase as of December 31, 2020 or 2019.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Leases

The Company adopted accounting standards update ASU 2016-02, Leases ("ASU 2016-02") on January 1, 2019. ASU 2016-02 requires lessees to recognize a right-of use asset and lease liability on the Statement of Financial Condition. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

The new standard provides for a set of practical expedients, which have been elected by the Company, and include, among other items, an exemption from having to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company has also elected the short-term lease recognition exemption for all leases that qualify. Under this practical expedient, for those leases that qualify, the Company does not recognize a right-of-use asset or lease liability, which includes not recognizing right-of-use assets

or lease liabilities for existing short-term leases. The Company also elected the practical expedient to not separate lease and non-lease components for all leases.

Income received for subleases that are treated as operating leases and where the Company has retained the primary obligations of the head lease are recognized on a straight-line basis.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by UFG. UFG does not allocate income taxes to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter and UFG, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or UFG.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

Recently Adopted Accounting Pronouncements

On January 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

3.   Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non monetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2020 and 2019, the Company had net capital under the alternative method of approximately $7,827 thousand and $6,811 thousand, respectively, which was approximately $7,577 thousand and $6,561 thousand in excess of its minimum required net capital, respectively.

Additionally, the Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii). The Company does not hold customer funds or safekeep customer securities. The Company introduces and clears its customers' transactions through a third party on a fully-disclosed basis. See Note 5 - Clearing Arrangement for additional details.

4.   Fair Value

ASC 820, *Fair Value Measurement* ("ASC 820")*,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 established a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Following is a description of the three levels:

Level 1   Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2   Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3   Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in that fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value Measurements

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Investment securities:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities are composed of two main categories consisting of agency mortgage pass-through pool securities, and collateralized mortgage obligations. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security.

Collateralized mortgage obligations are valued using quoted market prices and trade data, if available for identical or comparable securities. Agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Derivative instruments:

Listed Derivative Contracts. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over the counter ("OTC") derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

Other Derivative Contracts. The Company also enters into certain other derivative financial instruments, such as TBA securities. These instruments are similar in form to the Company's investment securities and TBA securities are generally valued using quoted market prices or readily observable trade data. TBAs are generally categorized in Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 7 - Financial Instruments.

The Company did not have any assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 or 2019. As a result, there were no transfers between valuation levels.

5.   Clearing Arrangement

The Company maintains a clearing relationship on a fully-disclosed basis with Bank of America Merrill Lynch (BAML). The services include, but are not limited to the following:

- Executing customer trades;
- Generating, preparing, and mailing customer trade confirmations and account statements;
- Settling transactions in securities between the Company and other brokers and dealers;
- Performing cashiering functions for the receipt, delivery, and transfer of securities purchased and sold; and
- Carrying customer account balances and positions on the Clearing Agent's books, records and Statements of Financial Condition.

Typically, the clearing organization settles transactions executed on behalf of customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. On all transactions, the Company is responsible to the clearing organization for any loss, liability, cost, or expense incurred by the clearing organization as a result of the failure of any customer of the Company

introduced to the clearing organization to make timely payment for securities purchased by the customer. This includes timely compliance with margin or maintenance margin calls or liquidations as the result of the customer failing to meet their financial obligations. As of December 31, 2020 and 2019, there were no receivables or liabilities payable to BAML related to customer activities.

Although the Company does not have any intention at this point to terminate the clearing agreement with BAML prior to the expiration date, the Company and BAML agreed there would not be a termination fee associated with either party electing to terminate the agreement. In connection with this agreement, the Company is required to establish a Deposit Account with BAML, which must be maintained throughout the duration of this agreement. The deposit requirement at December 31, 2020 is $2.0 million.

6.   Receivable from Clearing Organization

Amounts receivable from clearing organization consist of deposits with clearing organization $2,043 thousand and $1,018 thousand as of December 31, 2020 and 2019, respectively.

The Company clears all of its proprietary and all of its customer transactions through another broker-dealer on a fully-disclosed basis.

Deposits with clearing organization represent contractual amounts the Company is required to deposit with its clearing agent and are not accessible until termination of our agreement.

Securities transactions are recorded on the trade date as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded in receivables from clearing organization on the Company's Statements of Financial Condition and they total $0 at December 31, 2020 and 2019, respectively.

7.   Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for TBA instruments is derived from quoted market prices for the same or similar instruments. Factors taken into consideration in estimating the fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and TBAs. The Company does not apply hedge accounting as defined by FASB ASC 815, *Derivatives and Hedging*, therefore all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

The unrealized gains for delayed-delivery, TBA, and when-issued securities generally are recorded in the Statements of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market

and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures, forward contracts, TBAs and when-issued securities provide for the delayed delivery of the underlying financial instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the Statements of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8.   Leases

The Company has a single operating lease agreement under which it is the lessee. Specifically, this relates to one office building space rental that was determined to represent an operating lease. In addition, the Company has sub-let out this office space and accounted for the sublease as an operating lease.

Upon adoption of ASU 2016-02 on January 1, 2019, the company calculated the value of the right-of-use asset for this lease by determining the remaining lease liability of $432 thousand, less the carrying value of the abandoned lease liability of $198 thousand, to arrive at the right-of-use asset of $234 thousand.

The lease does contain optional renewal periods. Generally, the Company does not consider renewal periods to be reasonably certain of being exercised, as comparable locations could generally be identified within the same area for comparable lease rates.

The sublease had an initial term of one year. Prior to the end of the one-year term, the tenant had an option to renew or extend the contract to June 2022. During 2019, the tenant notified the Company of their intent to accept the option to renew.

The lease and sublease include fixed lease payments. In addition, the lease and sublease included lease payments which will increase at pre-determined dates based upon the rates documented in lease and sublease agreements. The lease payments include payments to the lessor based upon the lessor's property and casualty insurance costs,



maintenance and property taxes assessed on the property as well as a portion of the common area maintenance ("CAM") associated with the property. The lease payments are separated from CAM charges.

As of December 31, 2020, no further impairment indicators were identified regarding the right-of-use asset.

Supplemental information related to leases is as follows (in thousands):

Leases	For the year ended December 31,	
	2020	2019
Assets:		
Operating leases, net	$ 119	$ 176
Total leased assets	$ 119	$ 176
Liabilities:		
Operating leases	$ 238	$ 339
Total leased liabilities	$ 238	$ 339
Lease Term and Discount Rate:		
Weighted average remaining lease term (in years)	**2.1**	3.1
Weighted average discount rate	**5.0 %**	5.0 %

The Company conducts its operations in leased facilities. The future minimum rental commitments under non-cancelable real estate operating leases in effect at December 31, 2020 are as follows (in thousands):

Year Ending December 31,	Lease Commitments	Sublease Income	Net Lease Commitments
2021	$ 118	$ 70	$ 48
2022	122	36	86
2023	10	—	10
Total lease payments	$ 250	$ 106	$ 144
Less: imputed interest	(12)		
Present value of lease liabilities	$ 238		

9.   Commitments and Contingencies

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations

of the Company or the financial services industry in general. As of December 31, 2020 and 2019, there were no known legal proceedings.

10. Related Party Transactions

The Company is a wholly-owned subsidiary of Incenter and utilizes its parent's resources in the course of its business. Services such as payroll, accounts payable, accounting, compliance, legal and human resources are provided to the Company by Incenter and billed via an expense sharing agreement on a monthly basis.

The Company, as necessary, also reimburses its parent for expenses paid on its behalf. As of December 31, 2020 and 2019, the Company had a related party payable of $95 thousand and $108 thousand, respectively.

Revolving Facility

On March 22, 2018, the Company entered into a Revolving Credit Agreement with UFG, which had an original maturity date of April 1, 2019, and renews for successive 90 day periods unless either party gives notice to terminate the agreement. Under the terms of the Revolving Credit Agreement, the Company may borrow funds from UFG for an aggregate principal amount of up to $7,000 thousand. The Revolving Credit Agreement accrues interest at an annual interest rate of LIBOR + 350 basis points. As of December 31, 2020 and 2019, there were no borrowings outstanding under the Revolving Credit Agreement.

13. Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2020 through February 19, 2021, the date these financial statements were issued. No events or transactions were identified that would have an impact on the financial position or results of operations of the Company as of December 31, 2020 as reported herein.